UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________________________________________________________

PART I-REGISTRANT INFORMATION

Hyzon Motors Inc.
Full Name of Registrant

N/A
Former Name if Applicable

475 Quaker Meeting House Road
Address of Principal Executive Office (Street and Number)

Honeoye Falls, NY, 14472
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hyzon Motors Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q1 2023 Form 10-Q”) within the prescribed time period due to the reasons described below. The Company will not be able to file by the extended filing date pursuant to Rule 12b-25.

As previously reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2022, in connection with the preparation of the Company's financial results for the period ended June 30, 2022, the Company’s Board of Directors (the “Board”) appointed a committee of Board members (the “Special Committee”) to investigate, with the assistance of outside counsel and other advisors, certain issues regarding revenue recognition and internal controls and procedures that were brought to the attention of the Board by management (the “Investigation”). The preliminary findings of the Investigation were completed in January 2023, and the final findings were issued in March 2023. For further information on the Investigation, please refer to the Company’s Current Report on Form 8-K filed with the SEC on March 13, 2023.

On May 1, 2023, the Company filed its (i) Quarterly Report on Form 10-Q for the period ended June 30, 2022 (the “Q2 2022 Form 10-Q”) and (ii) Quarterly Report on Form 10-Q for the period ended September 30, 2022 (the “Q3 2022 Form 10-Q” and, together with the Q2 2022 Form 10-Q, the “Quarterly Reports”). The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”). Due to the time and effort incurred to complete the Quarterly Reports and additional time and effort required to complete the preparation of the Annual Report on Form 10-K for the year ended December 31, 2022, the Company was unable, without unreasonable effort or expense, to complete and file the Q1 2023 Form 10-Q within the prescribed time period. As previously reported in the Company’s Current Report on Form 8-K filed with the SEC on May 11, 2023, the Company plans to file Q1 2023 Form 10-Q on or before June 7, 2023.

Additionally, the Company previously identified and disclosed material weaknesses in the Company’s internal control over financial reporting in the Quarterly Reports. As of March 31, 2023, the previously reported material weaknesses in the Company’s internal control over financial reporting have not been fully remediated.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (this “Notification”) contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Parker Meeks	(800)	723-0356
	(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-K for the year ended December 31, 2022.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates significant changes to the results of operations for the period ended March 31, 2023, as compared to the corresponding period ended March 31, 2022. The Company’s Q1 2023 Form 10-Q is delayed due to the internal investigation and previous filings being delayed. The Company intends to work diligently to file the Q1 2023 Form 10-Q as soon as practicable.

The Company anticipates a greater operating loss for the period ended March 31, 2023, as compared to period ended March 31, 2022, primarily due to no revenue being recognized in the quarter ended March 31, 2023 and increases in research and development, and selling, general and administrative expenses.

As of March 31, 2023, unrestricted cash, cash equivalents, and short-term investments were approximately $209 million. Until the Company can generate sufficient revenue to cover operating expenses, working capital and capital expenditures, the Company expects to fund cash needs through a combination of equity and debt financing or strategic collaborations.

The above financial data for the three months ended March 31, 2023 is preliminary and subject to the Company’s financial closing procedures. Moreover, this data has been prepared on the basis of currently available information.

	Hyzon Motors Inc.
	(Name of Registrant as Specified in Charter)
	has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2023	By:	/s/ Parker Meeks
		Name:	Parker Meeks
		Title:	Chief Executive Officer